SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20059
				SCHEDULE 13G



		  Under the Securities Exchange Act of 1934

			      Amendment No. 23 *


			      Weis Markets, Inc.
			       (Name of Issuer)


			 Common Stock, No Par Value
		       (Title of Class of Securities)


				  948849-104
				(CUSIP Number)


			      December 31, 2001
	    (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	[     ] Rule 13d-1(b)
	[     ] Rule 13d-1(c)
	[  X  ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





(1) Names of Reporting Persons:                               ROBERT F. WEIS
    I.R.S. Identification No. of Above Person:                SS# ###-##-####

(2) Check the Appropriate Box if a Member of a Group:         (a)     [     ]
							      (b)     [  X  ]

(3) SEC Use Only

(4)  Citizenship or Place or Place of Organization:             UNITED STATES

     Number of Shares     (5) Sole Voting Power:                   12,753,000
     Beneficially Owned
     Owned by Each
     Reporting Person     (6) Shared Voting Power:                        -0-
     With:
			  (7) Sole Dispositive Power:              12,753,000

			  (8) Shares Dispositive Power:                   -0-

(9)  Aggregate Amount Beneficially Owned
     by Each Reporting Person:                                     12,753,000

(10) Check if the Aggregate Amount in Row (9)
     Excludes Certain Shares:                                         [     ]

(11) Percent of Class Represented by Amount in Row (9):                 46.9%

(12) Type of Reporting Person (See Instructions):           IN = (Individual)


		      SECURITIES AND EXCHANGE COMMISSION
			     Washington, D.C. 20549
				  SCHEDULE l3G
	       (Under the Securities and Exchange Act of 1934)

Item 1  (a) Name of Issuer:                            Weis Markets, Inc.
	(b) Address of Issuer's Principal
	    Executive Offices:                         1000 South Second Street
						       P.O. Box 471
						       Sunbury, PA 17801-0471

Item 2  (a) Name of Person Filing:                     ROBERT F. WEIS
	(b) Address of Principal Business Office       1100 Greenough Street
	    or if None, Residence:                     Sunbury, PA 17801
	(c) Citizenship:                               United States
	(d) Title of Class of Securities:              Weis Markets, Inc.
						       Common Stock
	(e) CUSIP Number:                              948849-104

Item 3 If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a) [   ] Broker or dealer registered under section 15 of the Act.
	(b) [   ] Bank as defined in section 3(a)(6) of the Act.
	(c) [   ] Insurance company as defined in section 3(a)(19) of the Act.
	(d) [   ] Investment company registered under section 8 of the
		  Investment Company Act of 1940.
	(e) [   ] An investment adviser in accordance with Section 240.13d-
		  1(b)(1)(ii) (E);
	(f) [   ] An employee benefit plan or endowment fund in accordance with
		  Section 240.13d-1(b)(1)(ii)(F);
	(g) [   ] A parent holding company or control person in accordance with
		  Section 240.13d-1(b)(1)(ii)(G);
	(h) [   ] A savings associations as defined in Section 3(b) of the
		  Federal Deposit Insurance Act;
	(i) [   ] A church plan that is excluded from the definition of an
		  investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j) [   ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4  Ownership:
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
	Item 1.
	(a) Amount Beneficially Owned:                               12,753,000
	(b) Percent of Class:                                             46.9%
	(c) Number of shares as to which such person has:
		(i)   Sole power to vote or to direct the vote       12,753,000
		(ii)  Shared power to vote or to direct the vote            -0-
		(iii) Sole power to dispose or to direct the
		      disposition of                                 12,753,000
		(iv)  Shared power to dispose or to direct the
		      disposition of                                        -0-

Item 5  Ownership of Five Percent or Less of a Class:
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities check the
	following [     ].

	NOTE: Item 5 is not applicable to reporting person.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
	If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

	NOTE: Item 6 is not applicable to reporting person.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
	If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

	NOTE: Item 7 is not applicable to reporting person.

Item 8  Identification and Classification of Members of the Group:
	If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)
	(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or
	Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

	NOTE: Item 8 is not applicable to reporting person.

Item 9  Notice of Dissolution of Group:
	Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

	NOTE: Item 9 is not applicable to reporting person.



Item 10 Certification:

	NOTE: Item 10, pursuant to Section 240.13d-1(b) or: Section 240.13d-1(c), is not applicable to reporting person.


Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  02/07/2002                                  BY: Robert F. Weis
						       ------------------------
							Robert F. Weis
CUSIP NO. 948849-104